UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of        April         , 2004
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Commission File Number:  001-13196
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                               DESC, S.A. DE C.V.
                  ----------------------------------------------
                 (Translation of registrant's name into English)

 PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F |X|                 Form 40-F
           ---                           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


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The following is included in this report on Form 6-K:



          Item
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     1.   English translation of Registrant's press release dated April 30, 2004






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                                                                          ITEM 1

[Desc logo]

                       DESC'S INDEPENDENT AUDITORS' REPORT

Mexico City, April 30, 2004 - DESC, S.A. de C.V.'s (NYSE: DES; BMV: DESC) Independent Auditors' Report to the Board of Directors and Stockholders of Desc, S.A. de C.V. confirms the announcements made during the first quarter of 2004 regarding the successful conclusion of Desc's financial restructuring and the accelerated adoption of Bulletin C-15.

Independent Auditors' Report to the Board of Directors and Stockholders of Desc, S.A. de C.V.:

We have audited the accompanying consolidated balance sheets of Desc, S.A de C.V. and subsidiaries (collectively referred to as the "Company") as of December 31, 2002, and 2003, and the related consolidated statements of income (loss), changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended December 31, 2001, were audited by other auditors who expressed an unqualified opinion in their report dated March 12, 2002.

We did not audit the financial statements of the chemical and food segments, which statements reflect total assets constituting 42% of consolidated total assets as of December 31, 2002, and 2003, and total revenues constituting 53% and 54%, respectively, of consolidated total revenues for the years then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico (and in the United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

As mentioned in Notes 1b. and 11 to the accompanying consolidated financial statements, in December 2003 the Company satisfactorily concluded negotiations to restructure a significant portion of its short and long-term debt.

As mentioned in Note 4a. to the accompanying consolidated financial statements, as of December 31, 2003 the Company early adopted the provisions of new Bulletin C-15, "Impairment of the Value of Long-lived Assets and their Disposal", which establishes that an impairment loss has occurred if the present value of estimated net future cash flows of a cash generating unit is less than the book value of long-lived assets, tangible or intangible. The effect in thousands of pesos derived from the application of this principle was the recognition of Ps.712,457 of impairment in the value of certain property, plant and equipment and Ps.898,891 of impairment in the value of the goodwill of certain subsidiaries. The charge to 2003 results was Ps.1,384,294, net of a reduction of Ps.227,054 in the related deferred income tax liability.

In our opinion, based on our audit and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Desc, S.A. de C.V. and subsidiaries as of December 31, 2002, and 2003, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.



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Our audits also comprehended the translation of the Mexican peso amounts into
U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2a. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member firm of Deloitte Touche Tohmatsu
CPC Luis Javier Fernandez Barragan
March, 26, 2004


As reference, the notes mentioned on the paragraphs above, are included:

NOTE 1b - Significant events - In December 2003 the Company satisfactorily concluded the agreement with bank creditors to refinance syndicated loans and a significant part of the Company's short-term debt. The total amount of the restructured debt was approximately $667,000 ($445,700 and Ps.1,223,000 of long-term loans and $112,000 of revolving credit and letters of credit), which represents around 63% of the Company's consolidated debt. The terms of the negotiation include maturity of the debt after five years and a grace period of 30 months as of January 2004 for payment of principal. The interest rates obtained for the dollar debt are LIBOR rate plus a variable interest margin, while the rate for the Mexican peso debt is TIIE (Interbank interest rate) plus a variable interest margin (see Note 11).

NOTE 11 - Debt refinancing - As mentioned in Note 1, during December 2003, an agreement was satisfactorily reached with the bank creditors to refinance the Company's syndicated loans and most of its short-term debt. The most important terms of the financial restructuring signed on December 23, 2003 are indicated below:

a.Syndicated loan of $445.7 million at the LIBOR interest rate plus a variable margin depending on the index obtained in the consolidated debt to operating profit financial ratio, less depreciation and amortization, which fluctuates between 1.625 and 4.000, with maturities between 2006 and 2008. As of December 31, 2003, the variable margin is 3.5. The interest will be payable on a monthly or quarterly basis b.Syndicated loan of Ps.1,223 million, at an interest rate equal to TIIE plus a variable margin depending on the index obtained in the consolidated debt to operating profit financial ratio, less depreciation and amortizations, which fluctuates between 1.125 and 4.000, with maturities from 2006 to 2008, respectively. As of December 31, 2003 the variable margin determined is 3.5. The interest will be payable on a monthly basis.

c.Credit of $112 million, divided into two tranches, (i) $100 million revolving credit, at the LIBOR interest at rate plus a variable margin depending on the index obtained in the consolidated debt to operating profit financial ratio, less depreciation and amortization, which fluctuates between 1.375 and 3.50, and
(ii) $12 million credit letters, both with maturity in 2006. As of December 31, 2003 the Company has applied dispositions against the tranche of $100 million, and the variable interest margin determined is 3.0. The interest will be payable on a monthly or quarterly basis.


As part of the conditions negotiated, the operating subsidiaries and certain holding subsidiaries were considered jointly and severally liable and guarantors for the debt, and a package of concrete guarantees was created consisting of fixed assets, accounts receivable of the real estate sector and stock in certain subsidiaries.


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NOTE 4a - Adoption of accounting principles - The Company early adopted the provisions of new Bulletin C-15, "Impairment in the value of long-lived assets and their disposal" ("C-15"). C-15 establishes, among other issues, that in the presence of indicators of impairment of a long-lived asset in use, whether tangible or intangible, including goodwill, entities must determine the possible loss from impairment, unless they have evidence clearly demonstrating that such indicators are of a temporary nature. To calculate the loss from impairment requires the determination of the recovery value, now defined as the higher of the net selling price of a cash generating unit and its use value, which is the present value of future net cash flows, at an appropriate discount rates. In the provisions prior to C-15, net future cash flows referenced to the purchasing power in effect at the evaluation date were used, without requiring the discounting of such flows. The effect derived from the application of this new principle was the recognition of Ps.712,457 of impairment in the value of certain property, plant and equipment and Ps.898,891 of impairment in the value of the goodwill of certain subsidiaries. The charge to 2003 results was Ps.1,384,294, net of a reduction of Ps.227,054 in the related deferred income tax liability, presented in the statement of income under the heading "Change in accounting principle".



Contacts:
Marisol Vazquez Mellado
Jorge Padilla Ezeta
Tel: (5255) 5261-8044
jorge.padilla@desc.com.mx

www.desc.com.mx



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                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            Desc, S.A. de C.V.
                                            ------------------------------------
                                                      (Registrant)



Date:    April 30, 2004                     By    /s/ Arturo D'Acosta Ruiz
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                                                  Name:  Arturo D'Acosta Ruiz
                                                  Title: Chief Financial Officer





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